

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2017

<u>Via Email</u>

David P. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

     Re: **CIT Group, Inc.**
           Schedule TO-I filed April 27, 2017
           Schedule TO-I/A filed May 1, 2017
           SEC File No. 5-78411

Dear Mr. Harms:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filings, unless otherwise noted.

     Please respond to this letter promptly by filing an amendment, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO-I filed April 27, 2017 – Offer to Purchase

1. The most recent trading price for the Shares before commencement of this Offer was significantly above the bottom of the range in the modified Dutch auction being used to conduct the Offer ($45.36 per Share versus $43.00 at the lowest end of the range). In future filings, this fact should be more prominently explained, including, as appropriate, on the cover page of the offer materials or any supplement. See Exchange Act Release No. 43069 (July 31, 2000) ("If the price offered is below the

market price when the offer commences, the disclosure should clearly explain this prominently in the document.") In this regard, we note the disclosure on page 9 in the Summary Term Sheet.

Cautionary Notice Regarding Forward-Looking Statements, page 10

2. The safe harbor for forward-looking statement in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E (b)(2)(C) of the Securities Exchange Act of 1934. Please revise this section accordingly.

Determination of Validity; Rejection of Shares; Waiver of Defects…, page 24

3. Clarify what you mean by the statement here that you will decide "all questions as to the number of shares to be accepted…" Our understanding from the Offer materials is that you are obligated to purchase $2,750,000,000 of Shares if the Offer is fully subscribed, or any lesser amount tendered if it is not. In this regard, the use of the phrase "up to" to modify a dollar amount in the context of this modified Dutch auction offer may be confusing. It is our understanding that while the number of Shares to be purchased will vary depending on the clearing price in the Offer, the dollar figure you are offering to purchase will not. Please advise or revise.

Conditions of the Offer, page 28

4. Refer to the last paragraph in this section on page 29 of the Offer to Purchase, and specifically, to the following statement there: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time on or prior to the Expiration Date and from time to time." If an event occurs while the Offer is pending that "triggers" one of the listed conditions here, you must promptly inform shareholders whether you will assert the condition and terminate the Offer, or waive or modify it and proceed. You may not, as this language implies, wait to make the determination until the Expiration Date, unless the language of the specific condition is such that it is to be determined at expiration. Please revise.

Miscellaneous, page 42

5. You state that you will not accept tenders of Shares from or on behalf of stockholders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i), or

revise this section to clarify, consistent with our guidance in Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since CIT Group is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions